Filed Pursuant to Rule 424(b)(3)
Registration No. 333-133849
PROSPECTUS SUPPLEMENT
(Proposed holding company for Liberty Savings Bank, F.S.B., to become BankLiberty)

     This prospectus supplement supplements the prospectus of Liberty Bancorp, Inc. dated May 15, 2006. This prospectus supplement should be read together with the prospectus.
     We are commencing our community offering and increasing the number of shares you may purchase in the offering. In order to complete the offering of common stock of Liberty Bancorp, Inc., we must sell at least 2,065,692 shares of common stock, which is the minimum of our offering range. As of June 22, 2006, we had received orders for approximately $12.0 million of common stock in the subscription offering, which excludes shares to be purchased by the employee stock ownership plan. To facilitate the sale of additional shares, as contemplated by our Plan of Conversion and Reorganization, we are commencing a community offering and increased the amount of stock that individuals and groups may purchase as follows:

•	the maximum amount that an eligible account holder, supplemental eligible account holder or other member may purchase is now 20,000 shares;

•	the maximum amount that purchasers in the community offering may purchase is now 20,000 shares;

•	the maximum amount that an individual, together with any associates and other persons acting in concert, may purchase is now 80,000 shares; and

•	the number of shares purchased by any individual, together with any associates and other persons acting in concert, together with shares received by that person, persons or group in exchange for their Liberty Savings Bank shares, now may not exceed 5% of the shares of Liberty Bancorp common stock that will be outstanding following the conversion.
     The other purchase limitations discussed in the prospectus remain unchanged.
     Persons who are interested in purchasing shares should submit an order form, together with full payment for the shares ordered. If you previously have submitted an order in the subscription offering for 7,500 shares of common stock, you may increase your order by submitting an additional order form for the additional shares with full payment for the additional shares ordered. If you wish to increase your order, we must receive your completed order form, together with full payment for all of the shares subscribed for or with appropriate authorization for withdrawal of full payment from a deposit account with Liberty Savings Bank, not later than 5:00 p.m. Central Time on July 5, 2006.
     Orders in the community offering should be submitted as soon as possible. We have not set a new expiration date for the community offering and the offering may expire at any time in our sole discretion. If the community offering is extended beyond August 6, 2006, subscribers will have the right to modify or rescind their subscription orders.
     The opportunity to purchase shares of common stock in the community offering is subject to our right, in our sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the expiration date of the offering. In the community offering, we will give preference to the following persons in order of priority: (i) stockholders of Liberty Savings Bank as of May 8, 2006; (ii) natural persons and trusts of natural persons who are residents of Clay, Clinton, Platte and Jackson Counties, Missouri; and (iii) other persons to whom we deliver a prospectus.
     We expect our directors and executive officers, together with their associates, to subscribe for 264,000 shares, which equals 10.9% of the shares offered at the midpoint of the offering range. Our directors and executive officers are purchasing shares for investment and not resale. Following the conversion, our directors and executive officers, together with their associates, are expected to beneficially own 619,575 shares of common stock (excluding 106,923 exercisable options, as adjusted for the exchange ratio), or 15.0% of our outstanding common stock if shares are sold at the midpoint of the offering range.
     These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.
     Neither the Securities and Exchange Commission, the Office of Thrift Supervision nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 28, 2006

Subscriptions by Executive Officers and Directors
          The table below sets forth, for each of our directors and executive officers and for all of the directors and executive officers as a group, the following information:
•	the number of shares of Liberty Bancorp common stock to be received in exchange for shares of Liberty Savings Bank common stock upon consummation of the conversion, based upon their beneficial ownership of Liberty Savings Bank common stock as of March 1, 2006;

•	the proposed purchases of Liberty Bancorp common stock, assuming sufficient shares are available to satisfy their subscriptions; and

•	the total amount of Liberty Bancorp common stock to be held upon consummation of the conversion.
          In each case, it is assumed that shares are sold and the exchange ratio is calculated at the midpoint of the offering range. See “The Conversion—Limitations on Purchases of Shares.”

	Number of	Proposed Purchases of		Total Common Stock
	Shares Received	Stock in the Offering (1)		to be Held
	in Exchange for	Number		Number	Percentage of
	Shares of Liberty	of	Dollar	of	Total
Name of Beneficial Owner	Savings Bank (2)	Shares	Amount	Shares (2)	Outstanding
Marvin J. Weishaar	64,366	5,000	$50,000	69,366	1.68%
Brent M. Giles	44,926	35,000	350,000	79,926	1.93
Robert T. Sevier	93,705	50,000	500,000	143,705	3.48
Ralph W. Brant, Jr.	88,652	23,000	230,000	111,652	2.70
Daniel G. O’Dell	56,490	80,000	800,000	136,490	3.30
Steven K. Havens	80,238	50,000	500,000	130,238	3.15
Marc J. Weishaar	31,395	1,000	10,000	32,395	*
Mark E. Hecker	2,726	20,000	200,000	22,726	*

Total	462,498	264,000	$2,640,000	726,498	17.19%

*	Less than 1%.

(1)	Includes proposed subscriptions, if any, by associates.

(2)	Based on information presented in “Stock Ownership.” Includes shares that may be acquired upon the exercise of outstanding stock options.